UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------
                                (AMENDMENT NO. 1)

                          ATLANTIC DATA SERVICES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    048523104
                                 (CUSIP NUMBER)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             ----------------------

                                   MAY 5, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
048523104                                                      Page 2 of 9 Pages


1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A) [X]
                                                                     (B) [_]

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

                  SC

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [_]

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                                         7        SOLE VOTING POWER

                  NUMBER OF                       -0-
                  SHARES
                  BENEFICIALLY           8        SHARED VOTING POWER
                  OWNED BY EACH
                  REPORTING PERSON                3,125,080
                  WITH
                                         9        SOLE DISPOSITIVE POWER

                                                  -0-

                                        10        SHARED DISPOSITIVE POWER

                                                  3,125,080

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  3,125,080

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                                [_]

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.9%

14                TYPE OF REPORTING PERSON

                  OO

                                  SCHEDULE 13D
048523104                                                      Page 3 of 9 Pages


1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A) [X]
                                                                     (B) [_]

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

                  SC

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [_]

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

                                         7        SOLE VOTING POWER

                  NUMBER OF                       -0-
                  SHARES
                  BENEFICIALLY           8        SHARED VOTING POWER
                  OWNED BY EACH
                  REPORTING PERSON                3,125,080
                  WITH
                                         9        SOLE DISPOSITIVE POWER

                                                  -0-

                                        10        SHARED DISPOSITIVE POWER

                                                  3,125,080

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  3,125,080

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                                [_]

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.9%

14                TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D
048523104                                                      Page 4 of 9 Pages


1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners II, L.P.

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A) [X]
                                                                     (B) [_]

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

                  SC

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [_]

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                                         7        SOLE VOTING POWER

                  NUMBER OF                       -0-
                  SHARES
                  BENEFICIALLY           8        SHARED VOTING POWER
                  OWNED BY EACH
                  REPORTING PERSON                3,125,080
                  WITH
                                         9        SOLE DISPOSITIVE POWER

                                                  -0-

                                        10        SHARED DISPOSITIVE POWER

                                                  3,125,080

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  3,125,080

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                                [_]

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.9%

14                TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D
048523104                                                      Page 5 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated May 28, 1998, with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"). The address of the principal executive office of the Company is One Batterymarch Park, Quincy, Massachusetts 02169.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners II, L.P., a Delaware limited partnership ("GAP LP"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP and GAP LP, the "Reporting Persons"). The Reporting Persons are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The general partner of GAP LP is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon
M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO. Mr. Hodgson serves on the Board of Directors of the Company. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by inserting the following at the end thereof:

The consideration for the transaction described in Item 4 will be paid out of available funds of the Company. See Item 4 for an additional description.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4(a) - (j) is amended and supplemented to include the following information.

PRELIMINARY DISCUSSIONS REGARDING PROPOSED GOING PRIVATE TRANSACTION
--------------------------------------------------------------------

On May 5, 2003, Robert W. Howe ("Howe"), Chairman and Chief Executive Officer of the Company, delivered a letter (the "Letter") to the members of an independent committee of the Board of Directors of the Company (the "Independent Committee") informing the Independent Committee that Howe, William H. Gallagher ("Gallagher"), Lee M. Kennedy ("Kennedy") and GAP (collectively, the "Stockholders") have held preliminary discussions regarding a

                                  SCHEDULE 13D
048523104                                                      Page 6 of 9 Pages


proposal that would result in the Stockholders acquiring "beneficial ownership" (which term, unless otherwise noted, has the meaning specified in Rule 13d-3 of the General Rules and Regulations under the Exchange Act) of all of the Common Stock of the Company. The Letter is filed as Exhibit 1.

Under the proposed transaction, each outstanding share of Common Stock (other than the shares beneficially owned by the Stockholders) would be converted into the right to receive $3.00 in cash.

It is anticipated that, upon consummation of the proposed transaction, the Common Stock would be delisted from trading on The Nasdaq Stock Market, Inc. and deregistered with the Securities and Exchange Commission (the "Commission").

Other than changes in the capitalization, corporate structure and/or governing documents resulting from a transaction of the type described above, and other than the intention to cause the Board of Directors of the Company following consummation of the proposed transaction to be comprised solely of the Stockholders or their designees, the Stockholders have no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D. The Stockholders expressly reserve the right to change their business plans with respect to the Company based on future developments. The foregoing summary of the Letter is qualified in its entirety by reference to Exhibit 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) As of the date hereof, GAP, GAP LP and GAPCO each own of record no shares of Common Stock, 3,104,080 shares of Common Stock and 21,000 shares of Common Stock, respectively, or 0.0%, 23.7% and 0.2%, respectively, of the Company's issued and outstanding shares of Common Stock. By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and
(ii) GAP is the general partner of GAP LP, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,125,080 shares of Common Stock, or 23.9% of the Company's issued and outstanding shares of Common Stock.

As a result of the proposed transaction described above in Item 4, each of the Reporting Persons may also be deemed to beneficially own an additional 5,385,600 shares of Common Stock (the "Additional Shares"), or 41.1% of the Company's issued and outstanding shares of Common Stock that are currently beneficially owned by the Stockholders other than the Reporting Persons. Except as specifically set forth herein, the Reporting Persons disclaim beneficial ownership over any of such shares of Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of Common Stock. Except as specifically set forth herein, the Reporting Persons disclaim membership in any group with respect to Common Stock by virtue of the proposed transaction described above in Item 4 or otherwise.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,125,080 shares of Common Stock that may be deemed to be owned beneficially by each of them.

As a result of the proposed transaction described above in Item 4, each of the Reporting Persons may also be deemed to have shared power to vote or to direct the vote of the Additional Shares that may be deemed to be owned beneficially by each of them.

The Stockholders (other than the Reporting Persons) may be deemed to share the power to vote the shares of Common Stock herein reported as beneficially owned by the Reporting Persons. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Stockholders (other than the Reporting Persons), which information is based upon information disclosed by the Company and the Stockholders in their respective public filings with the Commission and information provided by the Stockholders to the Reporting Persons.

Gallagher is a citizen of the United States whose principal business address is One Batterymarch Park, Quincy, Massachusetts 02169. Gallagher's principal occupation is serving as President, Chief Operating Officer, Assistant Clerk and Director of the Company.

                                  SCHEDULE 13D
048523104                                                      Page 7 of 9 Pages


The principal business address of the William H. Gallagher 2001 Grantor Retained Annuity Trust and the Gallagher Family Limited Partnership is One Batterymarch Park, Quincy, Massachusetts 02169. Gallagher is the trustee of the William H. Gallagher 2001 Grantor Retained Annuity Trust. Gallagher has shared voting and dispositive power with his spouse as the general partners of the Gallagher Family Limited Partnership.

Howe is a citizen of the United States whose principal business address is One Batterymarch Park, Quincy, Massachusetts 02169. Howe's principal occupation is serving as Chief Executive Officer and Chairman of the Board of Directors of the Company.

The principal business address of the Robert W. Howe 2001 Grantor Retained Annuity Trust and the Howe Family Limited Partnership is One Batterymarch Park, Quincy, Massachusetts 02169. Howe is the trustee of the Robert W. Howe 2001 Grantor Retained Annuity Trust. Howe has shared voting and dispositive power with his spouse as the general partners of the Howe Family Limited Partnership.

Kennedy is a citizen of the United States whose principal business address is 1792 Dorchester Avenue, Boston, MA 02124. Kennedy's principal occupation is serving as Chairman and Chief Executive Officer of Lee Kennedy Co., Inc., a general contracting company. Kennedy is a Director of the Company.

To the knowledge of the Reporting Persons, none of the persons listed in response to this Item 5(b) has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Item 6 is hereby amended by inserting the following at the end thereof:

See Item 4 above for a description of the Letter. The description is subject to, and qualified in its entirety by reference to, Exhibit 1.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Letter, dated May 5, 2003, from Howe to the Independent Committee

                                  SCHEDULE 13D
048523104                                                      Page 8 of 9 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 6, 2003.



                                    GENERAL ATLANTIC PARTNERS, LLC

                                            By: /s/ Matthew Nimetz
                                                ----------------------------
                                                Matthew Nimetz
                                                A Managing Member


                                    GENERAL ATLANTIC PARTNERS II, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                            By: /s/ Matthew Nimetz
                                                ----------------------------
                                                Matthew Nimetz
                                                A Managing Member


                                    GAP COINVESTMENT PARTNERS, L.P.

                                            By: /s/ Matthew Nimetz
                                                ----------------------------
                                                Matthew Nimetz
                                                A General Partner